Exhibit 99.1

YanGuFang Provides Update on Its CEO and CFO and Operations

SHANGHAI, China, January 10, 2024 (GLOBE NEWSWIRE) -- YanGuFang International Group Co., Ltd. (the “Company” or “YanGuFang”) (Nasdaq: YGF), a health food company primarily engaged in the production, sourcing, research and development, and sales and distribution of oat and grain products across China and internationally, today announced that the Company has been informed by the family members of Mr. Junguo He, the Chief Executive Officer (the “CEO”) and Chairman of the Board of Directors (the “Board”) of the Company, and Mr. Kui Shi, the Chief Financial Officer (the “CFO”) of the Company that the CEO and the CFO have been detained by certain Public Safety Bureau of Shanghai, China (“Shanghai Police”), and are currently under investigation by said Shanghai Police. As of the date of this announcement, the Company has not received any official notice of the investigation against Mr. He or Mr. Shi or the respective reasons for their detainment.

As Mr. He and Mr. Shi are presently unable to fulfill their respective roles as CEO and CFO of the Company, the Board appointed Mr. Ya Zhang, currently the Chief Operating Officer of the Company, as Interim CEO of the Company, and Ms. Yang Sui, the Financial Director of Inner Mongolia YanGuFang Whole Grain Industry Development Co., Ltd. Hangzhou Branch (“YanGuFang Whole Grain Hangzhou Branch”), a branch company of one of the Company’s variable interest entities (the “VIEs”), as Interim CFO of the Company, effective as of January 9, 2024.

Mr. Zhang, having served as the Chief Operating Officer of the Company since December 2021, is familiar with the business operations of the Company and has over ten years of experience in business management, and Ms. Sui, having served as Financial Director of one of the VIEs’ branch company since October 2022, is familiar with the financial activities of said branch and has over 18 years in finance, particularly in listed companies in China.

The interim management team will manage the Company’s operations under the Board’s direction. As of the date of this announcement, the business and the daily operations of the Company are being conducted in ordinary course and in an orderly manner.

About YanGuFang International Group Co., Ltd.

YanGuFang is a health food company engaged in the production, sourcing, research and development, sales and distribution of natural oat and whole grain products. The Company is committed to improving human health through its research to explore the nutritional benefits of its products. The Company has developed over 80 products in its natural oat and whole grain series. For more information, please visit the Company’s website at http://ir.ygfang.com/.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. These forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, which may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC, which are available, free of charge, on the SEC’s website at www.sec.gov.

For investor and media inquiries please contact:

YanGuFang International Group Co., Ltd.
Investor Relations Department
Email: ir@yangufang.com

Christensen Advisory
Jenny Lam
Assistant Vice President
Phone: +852.2232.3928
Email: jenny.lam@christensencomms.com